O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

April 30, 2024

VIA EDGAR AND ELECTRONIC MAIL

Laura McKenzie
Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETFS Capital Limited (“ETFS Capital”) WisdomTree, Inc. (“WisdomTree” or the “Company”) PREC14A filed April 17, 2024 by ETFS Capital and Graham Tuckwell (collectively, “ETFS”) File No. 001-10932

Dear Ms. McKenzie and Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 26, 2024 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with ETFS and provide the following responses on ETFS’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed April 17, 2024

Cover Page

1.	For clarity and to avoid confusion, consider presenting the matters up for election at the 2024 Annual Meeting in the same order as they appear on the Company card. While the director election is labeled as “Proposal 1” on page 11, on the cover page, you include only four proposals to be voted on and do not include the director election.

ETFS acknowledges the Staff’s comment and advises the Staff that ETFS has revised the Proxy Statement to replace the numbering of the proposals on the cover page of the Proxy Statement with bullets to avoid confusion with the numbering of the proposals on ETFS’ proxy card and the Company’s proxy card. Please see the cover page of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 30, 2024

ETFS respectfully submits that it believes the cover page of the Proxy Statement includes all proposals to be voted on at the 2024 Annual Meeting. Specifically, in the first paragraph on the cover page of the Proxy Statement, ETFS provides that ETFS is seeking stockholders’ support to “vote AGAINST the election of [•], [•] and [•] to the Board” (which has now been updated to identify the directors that ETFS opposes). Following this disclosure, the Proxy Statement provides that “In addition, our GOLD proxy card will also allow stockholders to vote on the following proposals that are being presented by the Company for stockholder consideration at the 2024 Annual Meeting” (emphasis added). ETFS believes the use of the language “In addition” and “also” clearly indicates to stockholders that the four proposals listed immediately below this language are not the only proposals to voted on at the 2024 Annual Meeting.

ETFS respectfully refers the Staff to the below linked definitive proxy statements filed with the SEC on Schedule 14A, which follow the same format as ETFS’ revised Proxy Statement with respect to the cover page and presentation of proposals to be voted on at an annual meeting.

-	ITC Rumba, LLC at Cano Health, Inc. (filed on May 23, 2023): https://www.sec.gov/Archives/edgar/data/1800682/000119380523000778/e618658_defc14a-cano.htm
-	Velan Capital, L.P. at Progenics Pharmaceuticals, Inc. (filed on May 21, 2019): https://www.sec.gov/Archives/edgar/data/835887/000092189519001590/defc14a12274002_05212019.htm

Important, page 4

2.	We note your reference to “ETFS’ recommendations on the other proposals” here and on the proxy card, however the proxy statement discloses that ETFS does not make any recommendation with respect to proposals other than the election of directors. Please revise to clarify or advise.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 4 of the Proxy Statement and the proxy card.

Background to the Solicitation, page 6

3.	We note that on March 25, 2024, ETFS Capital amended its Schedule 13D and attached its March 21, 2024 press release and letter to stockholders. However, neither the press release nor the letter were filed as soliciting materials. Please advise of the exemption from the proxy rules ETFS relied upon to publicize these materials without filing them under Rule 14a-12. In this regard, we note that the press release specifically advises other WisdomTree shareholders to vote with ETFS.

ETFS acknowledges the Staff’s comment and respectfully submits that the press release and letter to stockholders did not constitute a “solicitation” within the meaning of Rule 14a-1(l)(1) of Regulation 14A and the press release and letter to stockholders were not intended to, and did not, serve as “soliciting material” under rule 14a-12. Accordingly, ETFS was not relying on any given exemption from the proxy rules when it issued its March 21, 2024 press release and letter to stockholders. The press release and letter to stockholders did not request any stockholder to execute, not execute or revoke a proxy, nor did the press release or letter to stockholders furnish a form of proxy. ETFS also respectfully submits that the press release and letter to stockholders did not constitute a “communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy” for several reasons, including:

April 30, 2024

•	First, to clarify, in the March 21, 2024, press release and letter to stockholders, ETFS inadvertently stated that it “intend[ed] to Withhold our votes from members of the Board at the upcoming shareholder meeting,” meaning that it intended to vote “WITHHOLD” with respect to members of the Board, which is a vestige of ETFS’ proxy contest at the Company from the prior year under the plurality voting standard, rather than using the correct term for a majority voting standard, “AGAINST.”
•	Second, while the press release and letter to stockholders express the opinion of ETFS that the Company should initiate a strategic review process and that ETFS intended to “Withhold” its votes from members of the Board at the 2024 Annual Meeting, the press release and letter to stockholders did not seek to have stockholders take any voting action. Instead, the press release and letter to stockholders merely “invited” other stockholders to “Withhold” their votes from members of the Board at the 2024 Annual Meeting, which, ETFS respectfully submits was, in the context of the press release and letter to stockholders, more akin to a reminder to other stockholders that they have the option to and can consider, at their own prerogative, voting “Withhold” in an uncontested director election. In fact, at the time of issuing the press release and letter to stockholders, ETFS had not determined that they would be engaging in a proxy solicitation with respect to the 2024 Annual Meeting (given ETFS had made it clear in its private letter to the Company that ETFS’ preference was not to engage in such), as demonstrated by the language used by ETFS in the press release and letter to stockholders.[1] Rather, ETFS’ primary concern was responding to the Company’s public response to ETFS’ private communications.
•	Third, at the time of issuing the press release and letter to stockholders, the Company had not filed a proxy statement, announced the date of the 2024 Annual Meeting or the record date therefor. Moreover, when the Company did file its preliminary proxy statement with respect to the 2024 Annual Meeting, the Company filed the preliminary proxy statement under the cover of a non-contested election, which further demonstrates that the press release and letter to stockholders were not intended to (and the Company did not believe they were intended to) constitute soliciting material.

Reasons for the Solicitation, page 8

4.	For all figures and assertions of value in this and any future materials, ensure that you provide specific cites supporting such disclosure. See the footnote cites to “Bloomberg” throughout this section as an example where more specific supporting data must be provided to allow stockholders to identify supporting source materials.

1 ETFS states in the letter to stockholders that it has previously attempted to address operational and governance failures with the company “through proxy campaigns”, but that this time, “instead, … we intend to Withhold our votes from members of the Board at the upcoming shareholder meeting.” This language demonstrates that, at the time of issuing the press release and letter to stockholders, ETFS had not determined that it would be conducting a proxy solicitation.

April 30, 2024

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement to provide specific cites to support all figures and assertions of value disclosed in the Proxy Statement. In addition, ETFS hereby confirms that it will provide specific cites to the extent possible to support all figures and assertions of value in any future soliciting materials.

5.	Please expand this section to explain why soliciting votes against only three director candidates of nine candidates up for election at the 2024 Annual Meeting will send a “clear and unequivocal message to the Board that they must appoint an independent financial advisor to examine strategic alternatives.” Similar disclosure appears on page 10, where you state that “this 'VOTE AGAINST' campaign is the only way of getting the Board to conduct an independent strategic review to unlock value for all stockholders.” Your expanded disclosure should explain your choice of the particular three individuals you have chosen to solicit against and why you believe their removal from the Board will cause the Company to examine strategic alternatives and why it is the only means of getting the Board to do so. In this regard, note here and under Proposal 1 on page 11 that even if these three nominees are not reelected to the Board, a majority of the Company nominees will remain. In addition, discuss whether, even if the three tender their resignations, they can be reappointed to the Board after the Annual Meeting.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement to identify the three directors who ETFS is soliciting votes against (in accordance with Comment 11 below) and to explain that, by voting “AGAINST” the re-election of Jonathan Steinberg, as Chief Executive Officer of the Company, Win Neuger, as Chairman of the Board, and Anthony Bossone, each of whom serve in significant leadership positions at the Company and, as the longest-tenured directors, have supported management’s efforts to transform WisdomTree into a DeFi business by investing in WisdomTree Prime, Bitcoin ETFs and other unrelated ventures, ETFS believes stockholders will be sending a “clear and unequivocal message to the Board that they must appoint an independent financial advisor to examine strategic alternatives.” In addition, ETFS has revised the Proxy Statement to further clarify that it believes that, following its multi-year engagement with the Company, the Board will not be truly open to ending the status quo and examining strategic alternatives without being pushed by stockholders, particularly while these long tenured directors continue to serve on the Board and in significant leadership positions at the Company.

ETFS, on a supplemental basis, acknowledges that, absent ETFS’ solicitation in connection with the 2024 Annual Meeting, Messrs. Steinberg, Neuger and Bossone receiving a significant number of “AGAINST” votes would not necessarily be a “clear and unequivocal message to the Board that they must appoint an independent financial advisor to examine strategic alternatives.” However, ETFS respectfully submits to the Staff that it is specifically because ETFS is running a ‘vote against’ campaign against these three directors, who occupy significant leadership positions on the Board, as a referendum on the Company appointing an independent financial advisor to examine strategic alternatives that, depending on the level of votes that are actually cast “AGAINST” the re-election of such directors by stockholders, stockholders would be sending a “clear and unequivocal message to the Board that they must appoint an independent financial advisor to examine strategic alternatives.”

April 30, 2024

Quorum, page 17

6.	We note the disclosure here that brokers may have discretionary authority to vote shares on the proposal to ratify the appointment of Ernst & Young. However, the Company's proxy statement indicates that where brokers receive your proxy materials and because this is considered a contested solicitation for these purposes, no routine matters exist on the card for brokers receiving your materials. Please revise or advise.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 17 of the Proxy Statement.

Solicitation of Proxies, page 19

7.	Your disclosure states that the solicitation of proxies will be made by, among other people, certain employees of ETFS. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b)(2) of Schedule 14A.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement to reflect that only directors and officers of ETFS may solicit proxies in the normal course of their duties without any additional compensation and to remove any reference to employees of ETFS soliciting proxies. Please see page 19 of the Proxy Statement.

8.	Please confirm the second sentence of this section accurately reflects the intended methods for soliciting proxies, or revise. In this respect, we note that telegraph is included as a possible method but email is not. Please also disclose any website that will be used to solicit proxies via the internet.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. ETFS also respectfully advises the staff that ETFS’ proxy soliciting materials will be available for viewing at ETFS’ proxy campaign website, www.unlockwt.com (the “Website”), however, the Website is currently password protected and not available for viewing by anyone other than ETFS and its advisers. ETFS hereby confirms to the Staff that it will disclose the url for the Website in its definitive Proxy Statement and make the Website available for viewing by the Company’s stockholders and the general public in connection with the filing of its definitive Proxy Statement.

Certain Additional Information, page 22

9.	We note your disclosure that certain disclosure “is expected to be included” in the Company's proxy statement. Given that the Company's proxy statement has already been filed, please revise.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 22 of the Proxy Statement.

April 30, 2024

General

10.	Please ensure that all statements of opinion or belief in the proxy statement are characterized as such, and supported by a reasonable factual basis included in the proxy statement. Some (non-exhaustive) examples of beliefs which are not characterized as such and should be revised and supported include the following:
•	“For many years now WisdomTree has embarked on an ill-advised strategy of trying to transform the Company from an ETF business to a DeFi business, which has resulted in the core ETF business being poorly managed whilst the Company’s DeFi efforts have floundered.” (page 8)
•	“The operating margin for a well-run ETF business should be around 40% to 45% . . . the Company appears to be wasting around 15% of its revenues on unnecessary expenses.” (page 8)

Revise generally, including to provide the basis for statements recharacterized as beliefs and other assertions of fact found in this section of the proxy statement.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

11.	Revise throughout the proxy statement to identify the directors whose election you oppose and explain why you oppose them, in particular with respect to why you do not oppose other directors.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement to identify the directors whose election ETFS’ opposes and to explain that ETFS opposes the re-election of Jonathan Steinberg, as Chief Executive Officer of the Company, Win Neuger, as Chairman of the Board, and Anthony Bossone, due to their significant leadership positions at the Company, their oversight of the destruction of significant stockholder value over the prior 10 years during their long tenures on the Board, and the message that a significant vote against these directors would send to the Board as explained elsewhere herein.

12.	In the letter to stockholders and form of proxy, you refer to “ETFS Capital Limited and the other participants in this solicitation.” As only one other participant is identified in the proxy statement, revise to clarify or add disclosure with respect to all other participants.

ETFS acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

13.	Describe the treatment of proxies voted “AGAINST” or “ABSTAIN” as to fewer than the total number of Company nominees included on your proxy card.

ETFS acknowledges the Staff’s comment and respectfully advises the Staff that ETFS believes it has already described the treatment of proxies voted “AGAINST” or “ABSTAIN” as to fewer than the total number of Company nominees included in ETFS’ proxy card. ETFS respectfully refers the Staff to the disclosure in the Proxy Statement and on the proxy card, which provides that properly executed proxies will be voted “as marked” or “as directed.” Accordingly, if a properly executed proxy is voted “AGAINST” or “ABSTAIN” with respect to fewer than the total number of Company nominees included in ETFS’ proxy card, then that proxy will be voted “AGAINST” or “ABSTAIN” only with respect to the Company nominees indicated on such proxy.

April 30, 2024

Notwithstanding the foregoing, ETFS has revised the Proxy Statement and proxy card to clarify that if a stockholder marks fewer than a total of nine (9) “FOR”, “AGAINST” or “ABSTAIN” boxes with respect to the election of directors, ETFS’ proxy card, when duly executed, will be voted only as directed. Please see pages 2, 11 and 16 of the Proxy Statement and the proxy card.

14.	Revise to prominently disclose throughout the proxy statement that your form of proxy does not include all of the Company nominees. In addition, state that the voting options of shareholders choosing to vote on your card are limited. Specifically, explain that shareholders voting on your proxy card cannot vote “FOR” any of the Company nominees that you oppose and should use the Company proxy card if they wish to do so. In addition, disclose that shareholders using your card as currently configured (pending resolution of our next comment below) cannot use your proxy card to vote “AGAINST” any Company nominees other than the three individuals you oppose. Provide similar disclosure in summary form on the proxy card itself. Note in your revised disclosure that shareholders wishing to make these voting choices should use the Company's proxy card (or attend the Annual Meeting and vote in person). Alternatively, revise your proxy card to enable additional choices for shareholders electing to use it.

ETFS acknowledges the Staff’s comment and respectfully advises the Staff that, after further consideration, ETFS has determined to revise its proxy card to include all of the Company nominees and to give stockholders the ability to vote “FOR”, “AGAINST” or “ABSTAIN” with respect to all directors up for election on an individual basis. Accordingly, the voting options of stockholders choosing to vote on ETFS’ proxy card are no longer limited and stockholders may vote “FOR” any of the Company nominees on ETFS’ proxy card if they wish to do so. In addition, stockholders will be able to use ETFS’ proxy card to vote “AGAINST” any of the Company nominees.

15.	Refer to your form of proxy and specifically, the language under “4. All Other Company Nominees.” Please provide an analysis of why the voting options and manner of presentation here is appropriate under our rules, and in particular, Rule 14a-4(b)(3). In this regard, the first voting option included (“FOR ALL OTHER COMPANY NOMINEES”) does not include all WisdomTree nominees, but rather, only the six individuals you do not oppose. In addition, Rule 14a-4(b)(3) specifies that where you permit a vote “FOR” all nominees, you must also permit a vote “AGAINST” such group, which is not possible as your proxy card is currently configured because shareholders who write in the names of individual Company nominees on your card will be abstaining as to those nominees.

ETFS acknowledges the Staff’s comment and respectfully advises the Staff that, as mentioned above, after further consideration, ETFS has determined to revise its proxy card to give stockholders the ability to vote “FOR”, “AGAINST” or “ABSTAIN” with respect to all directors up for election on an individual basis. Accordingly, the voting options from ETFS’ proxy card will be replicated as shown on the revised proxy card and stockholders will have the option to vote “FOR”, “AGAINST” or “ABSTAIN” with respect to all directors up for election on an individual basis.

April 30, 2024

16.	In your response letter, explain how the voting options from your proxy card can be replicated on an online voting platform and describe what voting options will be available to shareholders voting through an electronic platform with respect to voting as indicated on your proxy card.

ETFS acknowledges the Staff’s comment and respectfully advises the Staff that, as mentioned above, after further consideration, ETFS has determined to revise its proxy card to give stockholders the ability to vote “FOR”, “AGAINST” or “ABSTAIN” with respect to all directors up for election on an individual basis. Accordingly, the voting options from ETFS’ proxy card will be replicated as shown on the revised proxy card and stockholders will have the option to vote “FOR”, “AGAINST” or “ABSTAIN” with respect to all directors up for election on an individual basis.

17.	We note that ETFS Capital was a filer on Schedule 13D before the commencement of this solicitation. In your response letter, please explain why its amended Schedule 13D filed March 25, 2024 was timely and complete (with respect to its February 9, 2024 letter to the Company).

ETFS acknowledges the Staff’s comment and respectfully offers the Staff the following explanation as to why its Schedule 13D filed on March 25, 2024 was timely and complete.

ETFS has had a multi-year ongoing dialogue with the Company with respect to, among other things, transactions between the parties, the Company’s performance, operations, Board and management composition, corporate governance and ways to enhance and unlock stockholder value. As disclosed in ETFS’ Schedule 13D filed with the SEC on January 24, 2022, ETFS:

-	“may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in the [Company’s] operations, management, organizational documents, Board composition, ownership, capital or corporate structure, operational and/or strategic matters, sale transactions, and plans. [ETFS] intend[s] to communicate with the [Company’s] management and Board about the foregoing and to communicate with other shareholders or third parties regarding the Issuer.”
-	“may in the future take such actions with respect to their investment in the [Company] as they deem appropriate including, without limitation, … engaging in additional communications with management and the Board of Directors of the [Company], … making recommendations or proposals to the [Company] concerning changes to the capitalization, ownership structure, board structure (including board composition), management composition, or suggestions for improving the [Company’s] financial and/or operational performance.”

April 30, 2024

To that end, the February 19, 2024 letter was a part of that ongoing dialogue exploring, among other things, ways to unlock stockholder value and other strategic matters, and potential changes to the Issuer's management and sale transactions. As such, at the time of the letter, ETFS was only asking that the Board consider the proposals referenced in the February 19, 2024 letter and believes that such discussions with the Company relating to, among other things, considering changes in management composition and initiating a review of strategic alternatives, falls under the purview of, and is consistent with, the disclosure set forth in Item 4 of the Schedule 13D. Accordingly, ETFS does not believe that such private ongoing dialogue with the Company constituted a material change to the information previously disclosed in the Schedule 13D.

ETFS believes that its issuance of the press release and letter to stockholders on March 21, 2024, in which it announced its intention to “Withhold” votes from members of the Board and ETFS’ change in intention from asking the Board to consider ETFS’ proposals to publicly telling the Board it needs to accept and act upon ETFS’ proposals constituted a material change to the information previously disclosed in the Schedule 13D. Accordingly, ETFS timely filed an amendment to its Schedule 13D on March 25, 2024.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman